UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

October 16, 2026

Date of Report (Date of earliest event reported)

Naqi Logix Inc.

(Exact name of issuer as specified in its charter)

British Columbia, Canada	98-1620944
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Park Royal, Suite 200

West Vancouver, BC V7T 1A2

(Full mailing address of principal executive offices)

(888) 627-4564

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Appointment of Certain Advisor to the Board of Directors

Appointment of Chris Efstathiou as Advisor to the Board of Naqi Logix Inc.

As of October 13, 2026, Chris Efstathiou has been appointed as an Advisor to the Board of Directors of Naqi Logix Inc. (the “Company”). In consideration to joining, Mr. Efstathiou, received 100,000 Stock Options with an exercise price of $2.61 to purchase Non-Voting Common Shares of the Company that will expire 10 years from the date of issuance.

Copy of the Press Release has been filed as Exhibits 99.1 to this Current Report on Form 1-U.

Exhibit Index

Exhibit No.	Description
99.1	Press Release on Appointment

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAQI LOGIX INC.

By:	/s/ Bal Bhullar
Name:	Bal Bhullar
Title:	Chief Financial Officer Date:

October 16, 2026

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